Mail Stop 3561

October 3, 2006

Peter Vaisler, Chief Executive Officer
Alliance Recovery Corporation
#390-1285 N. Telegraph Road
Monroe, Michigan 48162-3368

> **Re: Alliance Recovery Corporation**
> **Post-Effective Amendment No. 4 to Registration**
> **Statement on Form SB-2**
> **Filed September 6, 2006**
> **File No. 333-121659**

Dear Mr. Vaisler:

　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please include an explanatory note at the beginning of your document indicating the reason you are filing this post-effective amendment.

2. We note on page 30 of this post-effective amendment you now have discussed a valuation report prepared for you by Resource International Ltd. Where appropriate throughout your document, please discuss the valuation report to the extent it supports, contradicts, or otherwise supplements your disclosure in those sections. For example, it appears you should discuss the report in the sections including but not limited to your Risk Factors, your Management's Discussion and Analysis or Plan of Operation, and your Product, Markets, & Services.

Risk Factors, page 2

3. Please tell us what consideration you have given to including a risk factor addressing the fact that you initially disclosed the valuation report in a Form 8-K filed on June 30, 2006 rather than in this registration statement on Form SB-2.

4. Please tell us what consideration you have given to including a risk factor addressing whether prospective investors should rely upon the valuation report.

Valuation Report, page 30

5. Similarly, please state here how you have and will use this valuation report, and what if any weight you place upon it in connection with your plan of operation.

6. Please revise throughout this section to more clearly articulate the bases for the valuation contained in this report. In particular, we note that, even though you are a development stage company with no operations, Resource International Ltd. values your business as high as $236 million.

7. Also, you state that Resource International Ltd. prepared an estimate of your value based on your balance sheet, pro forma cash projections, use of funds information, and "other information contained elsewhere in this prospectus." Please disclose on what other information the valuation report was based.

8. Further, in preparing the report, you state that Resource International Ltd. "made various assumptions with regard to the construction of our facilities and the timeframe in which each facility would begin generating revenue." Please disclose all of these assumptions.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        Via Fax: (732) 577-1188